Pernix Group, Inc.

151 E. 22nd Street, Lombard, Illinois 60148

April 26, 2012

United States Securities and Exchange Commission

Jay E. Ingram

Legal Branch Chief

Division of Corporation Finance

Washington, D.C. 20549-4631

RE:	Pernix Group, Inc.
Registration Statement on Form S-1/A
Filed September 30, 2011
File No. 333-174539

Dear Mr. Ingram:

We have received your letter via U.S. Mail dated, November 28, 2011 in reference to the subject noted above. The following are the Company’s responses to your questions/comments. In addition to providing the Company’s responses to your comments, we have prepared Pre-effective Amendment No. 3 to Registration Statement No. 333-174539 on Form S-1.

SEC Comment #1:

Form S-1

General

1.     We object to certain aspects of the manner in which you intend to conduct the primary offering of 5,000,000 shares of your common stock.  Since you are not eligible to conduct an at-the-market offering under Rule 415(a)(4), you must sell those shares at a fixed price for the duration of the offering. It appears from your disclosure throughout that you believe you may conduct sales at negotiated prices.  Please advise.  Also, please explain the basis for utilizing Rule 457(d) for calculating the registration fee and clarify the relationship, if any, between the $8.00 per share price you used for purposes of the calculation of registration fee and the price of the shares to be sold in the primary offering.  Finally, we are not able to confirm that the last quoted price of your securities on the OTCBB on June 24, 2011 was $0.05.  Please advise.

Pernix Group’s Response:

Pernix Group agrees that it is not eligible to conduct an at the market offering under Rule 415(a)(4), and that we must sell those shares at a fixed price for the duration of the offering. We have revised the wording throughout the Pre-effective Amendment No. 3 to Registration Statement No. 333-174539 on Form S-1 to clarify that the sales of those shares will occur at the fixed price of $5.00 per share and sales will not be conducted at negotiated prices. In addition, we have revised the calculation of the registration fee using $5.00 per share because that is management’s current estimate of the value of the shares. The last trade of the Company’s common stock was at $0.05 pre-reverse split ($0.75 post reverse split) on June 24, 2011. The common stock has not been actively traded historically and the price of the last executed trade on June 24, 2011 is not reflective, in management’s opinion, of the value of the common stock, nor would the Company issue new shares of common stock at the price of $0.75 (post reverse split basis). We do not intend to utilize rule 457(d) to sell shares at negotiated prices. Please see appendix A to this response for a copy of the quote sheet from OTCBB for the last trade of the Company’s common stock on June 24, 2011. Due to the reverse stock split conducted on September 30, 2011, the SEC may have had difficulty confirming the last quoted price of $0.05 per share for the securities on the OTCBB. Although the last traded price was $0.05 per share on 6/24/11, that trade occurred prior to the effective date of the 15 for 1 reverse stock split and the OTCBB now reflects a $0.75 price per share because the reverse split is now effective. ($0.75 price after reverse split / 15 split ratio = $0.05 price before the reverse split).

SEC Comment #2:

Form S-1

Selling Stockholders, page 10

2.     Please provide the disclosure required by Item 6 of Form S-1

Pernix Group’s Response:

In accordance with Item 6 of Form S-1, the Company has added the following disclosure in its Pre-effective Amendment No. 3 to Registration Statement No. 333-174539 on Form S-1.

ITEM 6 — DILUTION

“Dilution” represents the difference between the offering price of the shares of common stock and the net book value per share of common stock immediately after completion of the offering. “Net Book Value” is the amount that results from subtracting total liabilities from total assets. In this offering, the level of dilution is increased as a result of the relatively low net book value of Pernix Group’s issued and outstanding stock. This is primarily due to losses incurred prior to 2012 that reduced the net book value per share from the average issuance price to date of $7.725 per share (post reverse stock split basis). The common stock has a par value of $0.01 per share and was issued to the existing shareholders primarily through private placements. Given the significant growth in its construction business and the strategic transformation of the Company, Management anticipates the Company will be profitable for the foreseeable future, and has therefore reduced the valuation allowance against its net operating loss deferred tax assets, the impact of which is reflected in the net book value as of December 31, 2011 below. Management also expects to implement a quasi-reorganization in the near future to reclassify its accumulated deficit against additional paid in capital on the balance sheet.

Pernix Group’s net book value on December 31, 2011was $11.5 million. Assuming all 5,000,000 shares offered are sold, and in effect Pernix Group, Inc. receives the maximum estimated proceeds net of expenses of this offering from shareholders, Pernix Group, Inc.’s net book value will be approximately $36.5 million or $2.53 per share. Therefore, any investor will incur an immediate and substantial dilution of approximately $2.47 per share while the Pernix Group, Inc. current stockholders will receive an increase of $1.31 per share in the net tangible book value of the shares that they hold. This will result in a 49.4% dilution for purchasers of stock in this offering. This table represents a comparison of the prices paid by purchasers of the common stock in this offering and the individuals who purchased shares in Pernix Group, Inc. previously:

Maximum Offering
Offering Price Per Share	$5.00
Book Value Per Share Before the Offering	$1.22
Book Value Per Share After the Offering	$2.53
Net Increase to Original Shareholders	$1.31
Decrease in Investment to New Shareholders	$2.47
Dilution to New Shareholders (%)	49.4%

SEC Comment #3:

Form S-1

Exhibits and Financial Statement Schedules, page Il-3

3.     Please remove the words “Form of’’ from exhibit 5.011.  Also, refile the legality opinion as exhibit 5.1.

Pernix Group’s Response:

The legality opinion has been refiled as Exhibit 5.1 to the pre-effective Amendment No. 3. to Registration Statement No. 333-174539 on Form S-1. The words “Form of” have been removed from Exhibit 5.1.

SEC Comment #4:

Form S-1

4.     It is unclear why exhibit 5.012 is included in the list of exhibits.  Please explain the purpose of the exhibit and tell us to which item of Regulation S-K the document is responsive.

Pernix Group’s Response:

Exhibit 5.012 has been removed as an exhibit to Pre-effective Amendment No. 3 to Registration Statement No. 333-174539 on Form S-1.

SEC Comment #5:

Form S-1

Exhibit 5.011

5.     We note the statement in the sixth paragraph that counsel is not issuing an opinion on any selling stockholders offered shares that are not scheduled selling stockholders offered shares.  Item 601(b)(5)(i) of Regulation S-K requires an opinion of counsel on the legality of the securities being registered.   For a registration statement registering the resale of shares already outstanding, the opinion should recognize that these securities are already outstanding and fully paid, and the opinion should state that the shares are legally issued, fully paid, and non-assessable.  Please revise.  For guidance you may wish to refer to sections II.A.2 and II.B.2.h. of our Staff Legal Bulletin No. 19 (CF) available on the Commission’s website.

Pernix Group’s Response:

The above referenced sixth paragraph of the legality opinion and any reference to selling stockholders shares where counsel is not issuing an opinion have been removed from the legality opinion that has been filed as Exhibit 5.1 to Pre-effective Amendment No. 3 to Registration Statement No. 333-174539 on Form S-1.

SEC Comment #6:

Form S-1

6.     We note the disclaimer in the last paragraph’s second sentence.  Since investors are entitled to rely on the opinion expressed, please revise.  For guidance you may wish to refer to section II.B.3.d. of our Staff Legal Bulletin No. 19 (CF) available on the Commission’s website.

Pernix Group’s Response:

The above referenced disclaimer in the legality opinion has been removed from the legality opinion that has been filed as Exhibit 5.1 to pre-effective Amendment No. 3 to Registration Statement No. 333-174539 on Form S-1.

* * * * *

As a courtesy we have provided marked copies of the filing to expedite your review and have provided this cover letter tagged as correspondence that keys our responses to your comments and provides any requested information. We understand that you may have additional comments after review of the amendment and responses to your comments.

We thank you for your comments and believe that we have adequately addressed them in our response and through necessary amendments of the registration statement. Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Registration Statement on Form S-1/A (File No. 333-174539) of Pernix Group, Inc., originally filed with the SEC on May 26, 2011 as amended on September 30, 2011, November 18, 2011 and April 26, 2012, be accelerated so that such Registration Statement, as amended, shall become effective on or before May 1, 2012, or as soon as possible thereafter. There is no underwriter for the related primary or secondary offerings.

We acknowledge that: (a) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company further acknowledges that it has been advised that the Division of Enforcement has access to all information provided by the Company to the Staff of the Division of Corporation Finance in connection with the Staff’s review of the filing or in response to the Staff’s comments on the filing.

Best Regards,

By:	/s/ Nidal Z. Zayed

Nidal Z. Zayed, President, Chief Executive Officer

By:	/s/ Gregg D. Pollack

Gregg D. Pollack, VP Administration and Chief Financial Officer

By:	/s/ Carol Groeber

Carol Groeber, Controller and Principal Accounting Officer

Cc: Mr. Edward Kelly

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

cc: Via E-Mail

Jeff Mattson, Esq.

Freeborn & Peters LLP

311 South Wacker Drive, Suite 3000

Chicago, IL 60606

Appendix A — OTCBB Quote of Last Trade of PRXG stock on June 24, 2011.

Detailed Quote for Pernix Group Inc. (PRXG)

$ 0.75	0.00 (0.00%)	Volume: 0	10:09 AM EDT Jun 24, 2011

close 52 Week Information

52 Week High

Close: N/A

52 Week Low

Close: N/A

Today	5d	1m	3m	1y	more

Last Price	Change $	Change %	Tick
0.75	—	—	N/A

Bid	Bid Size	Ask	Ask Size
N/A	0	N/A	0

Open	High	Low	Prev Close
N/A	N/A	N/A	0.75

Last Trade	Volume	52 Wk Hi	52 Wk Low
06/24/11	0	N/A	N/A

Market Cap	Ex-Div Date	Div Rate	Yield
7.05 m	N/A	N/A	N/A

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			Exchange
			Information
			Listed On
Shares	EPS (TTM)	PE Ratio	OTC Bulletin
9,403,697	0.19	0.20	Board
			Consolidated
			(OTCBB)
			Exchange
			OTCBB